                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO. ORIGINAL)*
                                           --------


                           MAXWELL TECHNOLOGIES, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                    577767106
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                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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(1)   NAMES OF REPORTING PERSONS
      Security Management Company, LLC

      SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
      48-1183041
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(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (SEE INSTRUCTIONS):                                     (A)  [_]  (B)  [_]

      Not Applicable
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(3)   SEC Use Only
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(4)   CITIZENSHIP OR PLACE OF ORGANIZATION

      A limited liability company organized under the laws of the State of
      Kansas.
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      (5)  Sole Voting Power                 821,900
      (6)  Shared Voting Power                   -0-
      (7)  Sole Dispositive Power            821,900
      (8)  Shared Dispositive Power              -0-
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(9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      821,900
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(10)  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)

      Not applicable
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(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      8.59%
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(12)  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IA
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ITEM 1
------

   (A)  NAME OF ISSUER:
        Maxwell Technologies, Inc.

   (B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
        9275 Sky Park Court, San Diego, California 92123-1506

ITEM 2
------

   (A)  NAME OF PERSON FILING:
        Security Management Company, LLC

   (B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE:
        700 SW Harrison St., Topeka, Kansas 66636-0001

   (C)  CITIZENSHIP:
        Security Management Company is a Kansas limited liability company.

   (D)  TITLE OF CLASS OF SECURITIES:
        Common Stock

   (E)  CUSIP NUMBER:
        577767106

ITEM 3   IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B),
------   CHECK WHETHER THE PERSON FILING IS A:

   (a)  [_]  Broker or Dealer registered under Section 15 of the Act.
   (b)  [_]  Bank as defined in Section 3(a)(6) of the Act.
   (c)  [_]  Insurance Company as defined in Section 3(a)(19) of the Act.
   (d)  [_]  Investment  Company  registered  under Section 8 of the  Investment
             Company Act.
   (e)  [X]  Investment  Adviser  registered under Section 203 of the Investment
             Advisors Act of 1940.
   (f)  [_]  Employee  Benefit  Plan,  Pension  Fund  which  is  subject  to the provisions of the Employee  Retirement  Income Security Act of 1974
             or Endowment Fund; see [Paragraph] 240.13d-1(b)(1)(ii)(F).
   (g)  [_]  Parent   Holding   Company,    in   accordance   with   [Paragraph]
             13d-1(b)(ii)(G).
   (h)  [_]  Group, in accordance with [Paragraph] 13d-1(b)(1)(ii)(H).

ITEM 4   OWNERSHIP.
------

   (A)  AMOUNT BENEFICIALLY OWNED:
        As of December 31, 1999, Security Management Company, LLC beneficially owned 821,900 shares of common stock of a total of 9,563,984 shares outstanding.**

   (B)  PERCENT OF CLASS:
        The shares owned by Security Management Company, LLC constituted 8.59% of the class of stock.

   (C)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
          (i)  Sole power to vote or direct the vote: 821,900
         (ii)  Shared power to vote: Not applicable.
        (iii)  Sole power to dispose or direct the disposition of: 821,900
         (iv) Shared power to dispose or direct the disposition of: Not applicable

   **This report is being filed on behalf of Security  Management  Company,  LLC
     ("SMC"), a Kansas limited liability company, and/or certain investment advisory clients relating to their collective beneficial ownership of shares of common stock of the Issuer. SMC is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940. As a result of its role as investment adviser, SMC, may be deemed to be the beneficial owner of the securities of the Issuer. SMC has the sole power to dispose of the shares.

ITEM 5   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
------

   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

ITEM 6   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
------

   Certain mutual funds under the investment management of Security Management Company, LLC have the right to receive or the power to direct the receipt of dividends from or the profits from the sale of such securities. SBL Fund, Series J owns 5.12% of the common stock of the Issuer.

ITEM 7   IDENTIFICATION  AND  CLARIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
------   SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

   Not applicable.

ITEM 8   IDENTIFICATION AND CLARIFICATION OF MEMBER OF THE GROUP.
------

   Not applicable.

ITEM 9   NOTICE OF DISSOLUTION OF GROUP.
------

   Not applicable.

ITEM 10  CERTIFICATION.
-------

   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquire and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Dated:  February 14, 2000


                                    JAMES R. SCHMANK
                                    --------------------------------------------
                                    James R. Schmank
                                    President and Managing Member Representative